22006709

ON

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
[redacted]

8-44665

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
FEB 25 2022
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Chiron Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1301 McKinney Suite 2800
(No. and Street)

Houston (City) TX (State) 77010 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Scott Johnson (Name) 713.929.9081 (Area Code – Telephone Number) sjohnson@chironfinance.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company
(Name – if individual, state last, first, and middle name)

325 N. Saint Paul St., #3100 (Address) Dallas (City) TX (State) 75201 (Zip Code)

09/18/03 (Date of Registration with PCAOB)(if applicable) 169 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Scott Johnson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Chiron Securities, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BLANCA DE LA GARZA
Notary ID #130085922
My Commission Expires
January 29, 2023

NOTARY PUBLIC STATE OF TEXAS

Signature:

Title:
Managing Director

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CHIRON SECURITIES LLC

FINANCIAL REPORT

DECEMBER 31, 2021

CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 1

FINANCIAL STATEMENTS

Statement of Financial Condition 3

Statement of Operations 4

Statement of Changes in Member's Equity 5

Statement of Cash Flows 6

Notes to Financial Statements 7

SUPPLEMENTAL INFORMATION

Schedule I: Computation of Net Capital, Aggregate Indebtedness, and
Ratio of Aggregate Indebtedness to Net Capital under Rule 15c3-1 11

Schedule II & III: Computation For Determination of Reserve Requirements And
Information Relating to Possession or Control Requirements Under Rule 15c3-3
Of the Securities and Exchange Commission 13

EXEMPTION REPORT

Report of Independent Registered Public Accounting Firm 14

Exemption Report 15

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

GOVERNANCE OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

Report of Independent Registered Public Accounting Firm

To the Members of
Chiron Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Chiron Securities, LLC (the Company) as of December 31, 2021, and the related statements of operations, changes member's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company has suffered recurring losses from operations and negative cash flows from operating activities that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as

evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Requirements Under Rule 15c3-3 (exemption) and Schedule III Information Relating to the Possession or Control Requirements Under Rule 15c3-3, all under the Rules of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Requirements Under Rule 15c3-3 (exemption) and Schedule III Information Relating to the Possession or Control Requirements Under Rule 15c3-3, all under the Rules of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company

We have served as the Company's auditor since 2019.

Dallas, TX
February 18, 2022

CHIRON SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS			
	Cash	$	10,493
	Other Assets:		
	Advance to Owner	$	4,500
	TOTAL ASSETS	$	14,993
LIABILITIES & EQUITY			
LIABILITIES			
	Other Liabilities:		-
	TOTAL LIABILITIES	$	-
EQUITY			
	TOTAL MEMBER'S EQUITY	$	14,993
TOTAL LIABILITIES & EQUITY		$	14,993

The accompanying notes are an integral part of these financial statements.

CHIRON SECURITIES LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUES		
Fee Income	$	0
Total revenues		0
OPERATING EXPENSES		
Accounting		3,500
Professional Service Fees		16,300
Regulatory		7,600
Total operating expenses		27,400
NET LOSS		(27,400)

The accompany notes are an integral part of these financial statements.

CHIRON SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

BALANCE, December 31, 2021	$ 22,583
Contributions	19,810
Non-cash contributions	15,000
Non-cash distributions	(15,000)
Net Income	(27,400)
BALANCE, December 31, 2021	$ 14,993

The accompany notes are an integral part of these financial statements.

CHIRON SECURITIES LLC
STATEMENT OF CASH FLOWS
DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	(27,400)
Non-cash contributions		15,000
Non-cash distributions		(15,000)
Adjustments to reconcile net income to net cash used in operating activities:		
Net cash used in operating activities		(27,400)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions		19,810
Net Cash used in financing activities		19,810
Increase in cash	$	7,410
CASH, beginning of period	$	3,083
CASH, end of period	$	10,493

The accompany notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION AND OPERATIONS

Weisser, Johnson & Co. Capital Corporation was organized on January 10, 1992 under the laws of the State of Delaware to engage solely in the business of a registered broker dealer. In February 2003, the Company converted to Weisser Johnson Capital LP, a limited partnership, and in December 2009 the Company converted to Weisser Johnson Capital LLC (the Company). In November 2015, the name of the Company was changed to Leecam Advisors LLC and in October 2016 the name of the Company was changed to Chiron Capital LLC. In December of 2018 the name of the Company was changed to Chiron Securities LLC. The Company is a registered broker dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company operates in Houston, Texas brokering private placement investments to a select group of institutional investors.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the financial statements. The financial statements and notes are representations of management, who are responsible for their integrity and objectivity. These accounting policies reflect industry practices, conform to accounting principles generally accepted in the United States of America, and have been consistently applied in the preparation of the financial statements. The following items comprise the significant accounting policies of the Company.

Revenues

Revenues are recognized at the date of funding, which typically occurs in conjunction with the brokered deal.

Income Taxes

The Company is treated as a flow-through entity for income tax purposes. As a result, the net taxable income of the Company and any related tax credits, for federal income tax purposes, are deemed to pass to the individual members and are included in their personal tax returns even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since the income tax is a personal obligation of the individual members.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*. FASB ASC 740 provides guidance on derecognition, measurement and classification of amounts relating to uncertain tax positions, accounting for and disclosure of interest and penalties, and disclosures relating to the adoption of the accounting standard. As of December 31, 2021, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

The Company recognizes interest and penalties on state income taxes in the statement of operations. For the year ended December 31, 2021, the Company had no interest or penalties on state income taxes. The Company's tax years 2015 through the present remain subject to examination by major tax jurisdictions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company's aggregate indebtedness to net capital ratio was 0% and its net capital was $10,493, which is more than the minimum net capital required of $5,000.

NOTE 4. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the year ended December 31, 2021, there were no liabilities subordinated to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

NOTE 5. RELATED PARTY TRANSACTIONS

During 2021, Chiron Financial LLC, an entity that has common ownership, did not charge the Company for any overhead expenses. In prior years the Company shared an office with Weisser, Johnson & Co which no longer exists. The Company has historically shared expenses relating to rent, personnel, and other overhead under an expense sharing agreement.

The Company has in prior years assigned its retainer fees, certain warrants to acquire equity securities, certain fees unrelated to securities transactions, and the reimbursement of expenses associated with client assignments to Weisser, Johnson & Co. under an informal arrangement. During the year ended December 31, 2021, the Company made no assignments to Chiron Financial LLC.

The Company has also participated in past years in a profit sharing arrangement along with Weisser, Johnson & Co. in which certain employees and members are entitled to receive a portion of the distributed net profits of Weisser, Johnson & Co. under an expense sharing agreement. During the year ended December 31, 2021, the Company did not participate in

NOTE 5. RELATED PARTY TRANSACTIONS - CONTINUED

any profit sharing arrangements, though it did reimburse expenses of Chiron Financial LLC. As of December 31, 2021, no expense reimbursement amounts were due to any related party.

NOTE 6. CAPITAL TRANSACTIONS

During 2021, the Company received $34,810 in capital contributions of which $15,000 was collected from an outstanding receivable from an owner, consequently reducing that receivable to $4,500. The Company had no capital redemptions for the year ended on December 31, 2021.

NOTE 7. GOING CONCERN

The Company's ability to generate positive cash flows depends on a variety of factors, including the success of brokering investment banking deals. These matters raise substantial doubt about the Company's ability to continue as a going concern for a period of one year after the date of issuance of these financial statements. Management plans to continue to provide additional capital as necessary to continue to meet the Company's obligations. The financial statements do not contain any adjustments that might result from the outcome of these uncertainties.

SUPPLEMENTAL INFORMATION

SCHEDULE I
CHIRON SECURITIES LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2021

COMPUTATION OF NET CAPITAL	
Total members' equity qualified for net capital	$ 14,993
Add:	
Other deductions or allowable credits	--
Total capital and allowable subordinated liabilities	14,993
Deductions and/or charges	
Prepaid expenses	4,500
Net capital before haircuts on securities positions	10,493
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	-
Net capital	$ 10,493
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Other liabilities	$ -
Total aggregate indebtedness	$ -

SCHEDULE I - CONTINUED
CHIRON SECURITIES LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2021

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ -
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 4,493
Excess net capital at 1000%	$ 0
Ratio: Aggregate indebtedness to net capital	0 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

SCHEDULE II & III
CHIRON SECURITIES LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATNG TO POSESSION OR CONTROL REQUIREMENTS UNDER 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2021

The Company is considered a "Non-Covered Firm" exempt from 15c3-3 by relying on footnote 74 to SEC Release 34-70073 and therefore, is not required to maintain a "Special reserve bank account for the Exclusive benefit of customers."

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended December 31, 2021

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

GOVERNANCE OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

Report of Independent Registered Public Accounting Firm

To Members of
Chiron Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Chiron Securities, LLC (the "Company") identified that it is considered a "Non-Covered Firm" exempt from provisions of 17 C.F.R. §15c3-3 and is filing its Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities to acting as a broker or dealer selling oil and gas interests, acting as a broker or dealer selling tax shelters or limited partnerships in primary distributions, the private placement of securities and providing general merger and acquisition and investment banking advisory services. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Chiron Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Sanville + Company

Dallas, TX
February 18, 2022

Chiron Securities, LLC Exemption Report

Chiron Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) acting as a broker or dealer selling oil and gas interests (2) broker or dealer selling tax shelters or limited partnerships in primary distributions (3) private placement of securities (4) general merger and acquisition and investment banking advisory services.

(2) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Scott Johnson, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

Managing Director

Date of Report: February 14, 2022